

03053067

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00



SEC MAIL PROCESSING
RECEIVED
JUL 3 0 2003
WASH. D.C.
181
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 6311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-02 (MM/DD/YY) AND ENDING 6-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEYMOUR CHAPNICK

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

166-25 Powells Cove Blvd.
(No. and Street)

Beechhurst (City) NY (State) 11357 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seymour Chapnick 718 767 2617
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zapken & Loeb L.L.P.
(Name — *if individual, state last, first, middle name*)

2 Roosevelt Ave. (Address) Syosset (City) NY (State) 11791 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seymour Chapnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEYMOUR CHAPNICK, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Sole Proprietor

Title

Notary Public 7-15-03

KATHI WALSH
No. 41-4864665
Notary Public, State of New York
Qualified in Nassau County
My Commission Expires July 7 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/87

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

OMB No. 3235-0123 (5-31-87)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: SEYMOUR CHAPNICK [13]

SEC FILE NO.: 86311 [14]

FIRM ID NO.: 11-6242099 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

166-25 Powells Cove Blvd. [20]
(No. and Street)

Beechhurst [21] NY [22] 11357 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 7-1-02 [24]

AND ENDING (MM/DD/YY): 6-30-03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seymour Chapnick [30]

(Area Code)—Telephone No.: (718) 767 2617 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

[32] [34] [36] [38]

OFFICIAL USE

[33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 15th day of July 2003

Manual signatures of:

1) Seymour Chapnick
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FORM X-17A-5

3/87

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
SEYMOUR CHAPNICK	13	86311	14
		FIRM ID NO.	
		11-6242099	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
166-25 Powells Cove Blvd. (No. and Street)	20	7-1-02	24
Beechhurst [21] (City) NY [22] (State) 11357 (Zip Code)	23	AND ENDING (MM/DD/YY) 6-30-03	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)—Telephone No.	
Seymour Chapnick	30	(718) 767 2617	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 15th day of July 2003

Manual signatures of:

1) Seymour Chapnick
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Zapken & Loeb L.L.P.

70

ADDRESS	Number and Street	City	State	Zip Code
	2 Roosevelt Ave.	Syosset	NY	11791
	71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52 5	3			



Zapken & Loeb L.L.P.
Certified Public Accountants

2 Roosevelt Avenue • Suite 101
Syosset, New York 11791
Telephone (516) 921-0103
Fax (516) 921-2699

July 15, 2003

I have examined the answers to the Focus Report Part II of SEYMOUR CHAPNICK as of June 30, 2003. My examination was made in accordance with generally accepted auditing standards, and accordingly included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission.

In my opinion, the accompanying answers to the Focus Report Part II presents fairly the financial position of SEYMOUR CHAPNICK at June 30, 2003, in the form required by the Securities and Exchange Commission, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year. No differences were found between my audit and the Focus Report Part II. There were no material inadequacies.

HOWARD ZAPKEN
CERTIFIED PUBLIC ACCOUNTANT



Zapken & Loeb L.L.P.
Certified Public Accountants

2 Roosevelt Avenue • Suite 101
Syosset, New York 11791
Telephone (516) 921-0103
Fax (516) 921-2699

July 15, 2003

I have examined the personal financial affairs of Seymour Chapnick as of June 30, 2003. My examination was made in accordance with generally accepted accounting principals.

In my opinion Seymour Chapnick's personal liabilities which have not been incurred in the course of business as broker-dealer do not exceed his personal assets not used in the business.

HOWARD ZAPKEN
CERTIFIED PUBLIC ACCOUNTANT



Zapken & Loeb L.L.P.
Certified Public Accountants

2 Roosevelt Avenue • Suite 101
Syosset, New York 11791
Telephone (516) 921-0103
Fax (516) 921-2699

July 15, 2003

SEYMOUR CHAPNICK
Statement of Cash Flows
Year Ended June 30, 2003

Cash Balance - July 1, 2002		$ 9,479
Additions: Gross Receipts		61,206
	Total Cash Available	$70,685
Deductions:		
Expenses	$40,738	
To Money Market	20,000	
Withdrawel	5,052	65,790
Cash Balance - June 30, 2003		$ 4,895



HOWARD ZAPKEN
CERTIFIED PUBLIC ACCOUNTANT



Zapken & Loeb L.L.P.
Certified Public Accountants

2 Roosevelt Avenue • Suite 101
Syosset, New York 11791
Telephone (516) 921-0103
Fax (516) 921-2699

July 15, 2003

SEYMOUR CHAPNICK
Statement of Changes in Financial Condition
Year Ended June 30, 2003

Funds Provided - Net Profit	$20,468
Capital Deductions	3,776
Net Increase in Capital	$16,692



HOWARD ZAPKEN
CERTIFIED PUBLIC ACCOUNTANT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	SEYMOUR CHAPNICK	N 2			100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 6-30-03 [99]

SEC FILE NO. 86311 [98]

Consolidated [ ] [198]
Unconsolidated [ ] [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 4,895	200			$ 4,895	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER SEYMOUR CHAPNICK as of 6-30-03

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Nonallowable		Total	
E. Stocks and warrants	$	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities	153,440	424				
I. Spot commodities		430			$ 153,440	850
8. Securities owned not readily marketable:						
A. At Cost $ 72,100 [130]						
B. At estimated fair value		440	$ 72,100	610	72,100	860
9. Other investments not readily marketable:						
A. At Cost $ [140]						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value						
A. Exempted securities $ [150]						
B. Other $ [160]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities $ [170]						
B. Other $ [180]		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value $ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value				660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements At cost (net of accumulated depreciation and amortization)		490		680		920
15. Other Assets						
A. Dividends and interest receivable		500		690		
B. Free shipments		510		700		
C. Loans and advances		520		710		
D. Miscellaneous		530		720		930
16. TOTAL ASSETS	$ 158,335	540	$ 72,100	740	$ 230,435	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER SEYMOUR CHAPNICK as of 6-30-03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		▼21 [1510]
2. Other	▼16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	▼19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts - including free credits of ▼ $ [950]	[1120]		▼22 [1580]
B. Commodities accounts	▼17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		▼23 [1650]
D. Deferred income taxes		▼20 [1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		[1670]
F. Other	▼18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER SEYMOUR CHAPNICK as of 6-30-03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

	Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24	Notes and mortgages payable:			
	A. Unsecured	$ [1210]		$ [1690]
	B. Secured	[1211]	$ [1390]	[1700]
25	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings		[1400]	[1710]
	1. from outsiders $ [970]			
	2. Includes equity subordination (15c3-1 (d)) of $ [980]			
	B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
	C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
	1. from outsiders $ [1000]			
	2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
	D. Exchange memberships contributed for use of company at market value		[1430]	[1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26	TOTAL LIABILITIES	$ 0 [1230]	$ 0 [1450]	$ 0 [1760]

Ownership Equity

		Total
27	Sole proprietorship	$ 230,435 [1770]
28	Partnership- limited partners $ [1020]	[1780]
29	Corporation:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	[1795]
	F. Less capital stock in treasury	( ) [1796]
30	TOTAL OWNERSHIP EQUITY	$ 230,435 [1800]
31	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 230,435 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER SEYMOUR CHAPNICK as of 6-30-03

COMPUTATION OF NET CAPITAL

Item	Description	Amount	Code	Amount	Code	Amount	Code
1.	Total ownership equity (from Statement of Financial Condition — Item 1800)					$ 230,435	3480
2.	Deduct Ownership equity not allowable for net capital					( )	3490
3.	Total ownership equity qualified for net capital					230,435	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
	B. Other (deductions) or allowable credits (List)						3525
5.	Total capital and allowable subordinated liabilities					$ 230,435	3530
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)			$ 72,100	3540		
	1. Additional charges for customers' and non-customers' security accounts				3550		
	2. Additional charges for customers' and non-customers' commodity accounts				3560		
	B. Aged fail-to-deliver				3570		
	1. Number of items		3450				
	C. Aged short security differences-less reserve of	$	3460		3580		
	number of items		3470				
	D. Secured demand note deficiency				3590		
	E. Commodity futures contracts and spot commodities proprietary capital charges				3600		
	F. Other deductions and/or charges				3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
	H. Total deductions and/or charges					(72,100)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net Capital before haircuts on securities positions					$ 158,335	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):						
	A. Contractual securities commitments				3660		
	B. Subordinated securities borrowings				3670		
	C. Trading and investment securities:						
	1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
	2. U.S. and Canadian government obligations				3690		
	3. State and municipal government obligations			10,741	3700		
	4. Corporate obligations				3710		
	5. Stocks and warrants				3720		
	6. Options				3730		
	7. Arbitrage				3732		
	8. Other securities				3734		
	D. Undue concentration				3650		
	E. Other (list)				3736	(10,741)	3740
10.	Net Capital					$ 147,594	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER SEYMOUR CHAPNICK as of 6-30-03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	47,594	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	147,594	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$		3790
17. Add					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$		3838
19. Total aggregate indebtedness			$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 — by line 10)			%		3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 — by line 10 less Item 4880 page 11)			%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 — by line 17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER: SEYMOUR CHAPNICK

For the period (MMDDYY) from 7-1-02 [3932] to 6-30-03 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Included	Amount	Code
1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			3937
c. Commissions on listed option transactions			3938
d. All other securities commissions		46,895	3939
e. Total securities commissions		46,895	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities			3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities	3943		
b. From trading in debt securities			3944
c. From market making in options on a national securities exchange			3945
d. From all other trading			3949
e. Total gains or (losses)			3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	4235		
b. Includes unrealized gains (losses)	4236		
c. Total realized and unrealized gains (losses)			3952
4. Profits or (losses) from underwriting and selling groups			3955
a. Includes underwriting income from corporate equity securities	4237		
5. Margin interest			3960
6. Revenue from sale of investment company shares		14,311	3970
7. Fees for account supervision, investment advisory and administrative services			3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business			3985
11. Other revenue			3995
12. Total revenue		$ 61,206	4030

EXPENSES

Item	Included	Amount	Code
13. Registered representatives' compensation		$ 25,429	4110
14. Clerical and administrative employees' expenses			4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			4120
a. Includes interest credited to General and Limited Partners capital accounts	4130		
16. Floor brokerage paid to certain brokers (see definition)			4055
17. Commissions and clearance paid to all other brokers (see definition)			4145
18. Clearance paid to non-brokers (see definition)			4135
19. Communications		296	4060
20. Occupancy and equipment costs		217	4080
21. Promotional costs			4150
22. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
23. Losses in error account and bad debts			4170
24. Data processing costs (including service bureau service charges)		849	4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses		1,700	4195
27. Other expenses		12,247	4100
28. Total expenses		$ 40,738	4200

NET INCOME

Item	Included	Amount	Code
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		$ 20,468	4210
30. Provision for Federal income taxes (for parent only)			4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
32. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
33. Cumulative effect of changes in accounting principles			4225
34. Net income (loss) after Federal income taxes and extraordinary items		$ 20,468	4230

MONTHLY INCOME

Item	Included	Amount	Code
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 1,359	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER SEYMOUR CHAPNICK as of 6-30-03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item	Amount	Code	Total	Code
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 0	4430

DEBIT BALANCES

Item	Amount	Code	Total	Code
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$	4470
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			( )	4471
19. **TOTAL 15c3-3 DEBITS			$ 0	4472

RESERVE COMPUTATION

Item	Total	Code
20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	4530
26. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily X [4332] Weekly [4333] Monthly [4334]

**In the event the Net Capital Requirement is computed under the alternative method this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER SEYMOUR CHAPNICK as of 6-30-03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$ 0	4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$ 0	4588
A. Number of items		4589

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X [4584] No [4585]

NOTES

A — Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B — State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C — Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D — Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER SEYMOUR CHAPNICK as of 6-30-03

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

Item	Amount	Code
1. Net ledger balance:		
A. Cash	$	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market	( )	7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

Item	Amount	Code
7. Deposited in segregated funds bank accounts:		
A. Cash	$	7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER SEYMOUR CHAPNICK as of 6-30-03

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 0 4699*		

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4	15c3-1(c)(2)(iv) Liabilities

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER SEYMOUR CHAPNICK For the period (MMDDYY) from 7-1-02 to 6-30-03

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

Item	Amount	Code	Total	Code
1. Equity Capital				
A. Partnership Capital:				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)		4770		
2. Subordinated Liabilities				
A. Secured Demand Notes		4780		
B. Cash Subordinations		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. Other Anticipated Withdrawals				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$ 0	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item	Non-conforming capital	Code	Amount	Code
1. Balance, beginning of period			$ 213,743	4240
A. Net income (loss)			20,468	4250
B. Additions (Includes non-conforming capital of	$	4262	) 1,275	4260
C. Deductions (Includes non-conforming capital of	$	4272	) 5,051	4270
2. Balance, end of period (From item 1800)			$ 230,435	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER SEYMOUR CHAPNICK as of 6-30-03

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A. breaks long	$	4890	0	4900
	B. breaks short	$	4910	0	4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [X] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3.	Personnel employed at end of reporting period		
	A. Income producing personnel	2	4950
	B. Non-income producing personnel (all other)	0	4960
	C. Total	2	4970
4.	Actual number of tickets executed during current month of reporting period	5	4980
5.	Number of corrected customer confirmations mailed after settlement date	0	4990

		No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6.	Money differences		5000	$	5010		5020	$	5030
7.	Security suspense accounts		5040	$	5050		5060	$	5070
8.	Security difference accounts		5080	$	5090		5100	$	5110
9.	Commodity suspense accounts		5120	$	5130		5140	$	5150
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11.	Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12.	Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13.	Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$	5310
14.	Total	0	5320	$ 0	5330	0	5340	$ 0	5350

		No. of Items		Ledger Amount		Market Value	
15.	Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5360	$	5361	$ 0	5362
16.	Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5363	$	5364	$ 0	5365

17.	Security concentrations (See instructions in Part I)		
	A. Proprietary positions	$ 225,540	5370
	B. Customers' accounts under Rule 15c3-3	$ 0	5374
18.	Total of personal capital borrowings due within six months	$ 0	5378
19.	Maximum haircuts on underwriting commitments during the period	$ 0	5380
20.	Planned capital expenditures for business expansion during next six months	$ 0	5382
21.	Liabilities of other individuals or organizations guaranteed by respondent	$ 0	5384
22.	Lease and rentals payable within one year	$ 0	5386
23.	Aggregate lease and rental commitments payable for entire term of the lease		
	A. Gross	$ 0	5388
	B. Net	$ 0	5390

OMIT PENNIES